Filed by Noble Energy, Inc.

(Commission File No. 001-07964)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Rosetta Resources, Inc.

Commission File No.: 000-51801

This filing relates to the proposed merger of a subsidiary of Noble Energy with Rosetta pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2015 (the “Merger Agreement”), by and among Noble Energy, Rosetta and Bluebonnet Merger Sub Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on May 11, 2015, and is incorporated by reference into this filing.

NBL
NE noble energy
Energizing the World,
Bettering People’s Lives
UBS Global Oil and Gas
Conference
May 2015

Global Portfolio
Diversified portfolio of premier assets
Focused on Material Core Areas With
Running Room
Onshore U.S. - DJ Basin and Marcellus Shale
Deepwater - GOM, Eastern Mediterranean and West Africa
Best-in-class Project Execution
Delivered multiple onshore and offshore major projects on schedule
Visible, Long-term Growth Options
High-impact, Strategic Exploration Program
Two play opening prospects in 2015
Operational Leadership in All Areas
Safety, environment, and community
Core operating areas
New ventures
2014 Reserves 1.4 BBoe
2015 Production ~ 307 MBoe/d
34% Oil, 9% NGL, 57% Natural Gas
2015 Capex ~ $2.9 Bn
2 NBL

Financial Position
Focused on maintaining strength through the cycle
Proactive Financial Management
$5.7 B in total liquidity* at end of 1Q 15
Current Net Debt-to-Capital: 28%
No near-term debt maturities
Investment Grade Rating
Moody’s: Baa2
S&P: BBB
Strong 2015 Hedging Position
70% crude oil and 48% U.S. natural gas
Israel gas a natural hedge
* Liquidity defined as cash on hand plus unused credit capacity
Favorable Leverage
34% 37% 33% 35%
29% 28%
YE 2013 YE 2014 1Q 2015
Debt-to-Cap Net Debt-to-Cap
Well Managed Maturity Profile
$ MM
4,000
3,000
2,000
1,000
0
2015 2016 2017 2018 2019 2020 2021 2022+
3 NBL

Strong Performance Metrics
Demonstrated track record of success
Proved Reserves (MMBoe)
1,600
1,400
1,200
1,000
800
600
400
200
0
CAGR 9%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Funds From Operations ($MM)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
CAGR 13%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Production (MBoe/d)
350
300
250
200
150
100
50
0
CAGR 10%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Market Cap ($B)
30
25
20
15
10
5
0
CAGR 13%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
4 NBL

ROSE Acquisition
Compelling entry into two premier U.S. Onshore plays
Enhances NBL’s Leading Onshore Unconventional Business
Impactful positions in Eagle Ford Shale and Permian
1,800 gross horizontal locations providing 1 BBoe net unrisked potential
Production CAGR of more than 15% over next several years
Attractive Valuation Metrics
EV / 1Q 2015 Production - ~$58,500 per Boe/d
EV / Proved Reserves - ~$13.65 per Boe
Immediately Accretive to the Portfolio and Financial Measures
Neutral on key credit metrics
Leverages Onshore Technical and Operational Expertise
Expect to Close in 3Q 2015
Rosetta RESOURCES
5 NBL

New Positions in U.S. Unconventional Plays
Adds diversity and optionality to onshore portfolio
Permian
46,000 net acres Delaware Basin
10,000 net acres Midland Basin
Average WI ~72%
1,200 gross future locations
7 MBoe/d 1Q15 production
Eagle Ford
50,000 net acres, primarily in Dimmit & Webb counties
Average WI - 100%
640 gross future locations
59 MBoe/d 1Q15 production
Extensive Technical Review and Knowledge of Basins
Well-Positioned Acreage with Strong Economics
60%+ total liquid component
Continued Well Performance Improvements
Moving into best areas
Modifying completion designs
Substantial Running Room
10+ year inventory in Eagle Ford
20+ year inventory in Permian
Multi-zone, stacked pay potential
6 NBL

Value Enhancing Opportunities
Leverage learnings from the DJ Basin and Marcellus
Improve Operational and Capital Efficiencies
Focus on core acreage position
Extend lateral lengths
Optimize well spacing
Refine completion designs and technique
Anticipate Significant Well Cost Reductions
Establish stable drilling program
Reduce drill days and cycle times
Economies of scale
Development Plan Approach to Facilities and Infrastructure
NBL Financial Strength and Flexibility
7 NBL

Material Volume Growth to NBL
Accelerating production to 100 MBoe/d by 2018
Substantial Long-Term Growth
Over 15% production CAGR through 2018
Near-term growth driven by Eagle Ford
Long-term upside through Permian
Operating Cash Flows* in Excess of Capital Investments Annually
Current Production Equivalent to
NBL’s Third Largest Core Area
Increases reserves and production by ~ 20%
* Operating cash flows represents total revenues (including hedges) less operating expenses, severance taxes, and allocated interest
Eagle Ford & Permian
Production Outlook
MBoe/d
100
75
50
25
2015E 2016E 2017E 2018E
8 NBL

DJ Basin 2015 Operations
Focus on enhancing core positions
$1.1B Capital Program Delivers Over 5% Volume Growth
1Q15 total production of 116 MBoe/d
Current horizontal volume up 250% versus 2012 avg.
Activity Focused in High-Value Areas (Wells Ranch and East Pony)
Currently operating 4 drilling rigs in basin
High liquids content (>70%), lower capital and LOE
Optimizing well density and NPV per section
Increasing Value through Long Laterals
Substantial cost efficiencies and enhanced recovery per lateral foot
Expanding Natural Gas Processing and Crude Oil Takeaway
Material compression and processing adds in first half of 2015
WY NE
CO CO
N Colorado
Greater Wattenberg
NBL Interests CO
MBoe/d
Net DJ Horizontal Production
100
75
50
25
0
2011
2012
2013
2014
1Q15
9 NBL

Continued Drilling Efficiencies – DJ Basin
Delivering lower well costs and more completions
Accelerated Drilling Performance
Footage
1,750
1,500
1,250
1,000
750
500
1Q15 Avg
1,724
# of Days
12
9
6
3
0
2012
2013
2014
2015E
Total Footage Per Rig Per Day * Spud to Rig Release **
* Total vertical and horizontal footage based on rig operating days per year (excluding rig move days)
** Spud to rig release timing based on standard lateral length (4,500 feet)
Drilling 70% of 2014 Total Footage* With 40% of Rigs
Retained most efficient rigs
2015 average lateral length up 20% from 2014
2015 Target Spud to Rig Release of Under 8 Days (Standard Lateral Length)
1Q15 actual of approximately 7 days
Reduced Drilling Times Delivering
Additional Well Completions in 2015
Deploying additional frac crew in 2H15
Record Drilling Highlights
Recent 9,280 foot lateral well in 7 days (spud to rig release)
10 NBL

Marcellus 2015 Operations
JV focused on optimal capital allocation
$700MM Capital Program Delivers Over 40% Volume Growth
1Q15 total production of 393 MMcfe/d
Current horizontal volume up 330% versus 2012 avg.
Operated Program Reduced to 1 Horizontal Drilling Rig
2 to 3 non-operated rigs focused in dry gas areas
Maximizing Value Through Long Laterals and Enhanced Completion Designs
Continued Performance Improvement
MMcfe/d
Net Marcellus Production
400
300
200
100
0
2011
2012
2013
2014
1Q15
OH PA
Majorsville
SW PA Dry
OPS
WV
PA
WV
Wet Gas Acreage
Dry Gas Acreage
11 NBL

Gulf of Mexico
Sustained value creation with visibility for significant growth
Proven Track Record of Success
Leading-edge technology with disciplined processes
Exploration Successes Drive Near-term Production Growth
Big Bend commence production in 4Q 2015, Dantzler by end of 2015
Gunflint online by mid-2016
Existing Infrastructure Leads to Short Project Cycle Times
Focus on high-value opportunities
Material Exploration Upside
Maturing exploration portfolio for future drilling readiness
NBL Interests Producing Under development Discovery
Louisiana
Swordfish 85% WI
Galapagos 26% Avg WI
Raton / Raton South 67% / 79% WI
Lorien 60% WI
Katmai 50% WI
Ticonderoga 50% WI
Gunflint 31% WI
Dantzler 45% WI
Big Bend 54% WI
Troubadour 60% WI
12 NBL

Substantial GOM Growth
Delivering strong oil production exiting 2015
MBoe/d GOM Production
30 20 10 0
2013 2014 2015E 2016E
Existing Production
New Projects
2016 Average Production Estimated to Double 2015 Volume
Three Major Projects Online By Mid-2016
Big Bend commence production in 4Q15, Dantzler by end of 2015
Gunflint online by mid-2016
NBL GOM Cash Margins Competitive With Onshore U.S. Oil Plays
LLS pricing at a premium to U.S. resource plays
Attractive cost structure
2016 Drilling Program Focused on Future Growth
Potential Katmai appraisal
1 to 2 exploration wells planned
13 NBL

West Africa
Substantial cash-flow with material upside
Innovative Approach to Value Creation
Liquids and gas monetization with LPG, LNG and Methanol
Maximizing and Sustaining Current Production
Relatively shallow declines at Alba and Aseng
Recent production enhancements at Alen
Facility maintenance and project turnarounds in 1H 2015
Cameroon Exploration Well Planned for Mid-2015
Cheetah gross mean resources in excess of 100 MMBoe
Results expected in 3Q 2015
Expanding Regional Position into Highly Prospective Areas
Alba Field 34% WI
Cameroon
Equatorial Guinea
Alen 45% WI
Methanol Plant 45% WI
LPG Plant 28% WI
YoYo License 50% WI
Bioko Island
Aseng 38% WI
Cheetah Prospect
Tilapia PSC 47% WI
NBL Interests
Producing
Discovery
Exploration
14 NBL

Cameroon – Cheetah Prospect
First Cretaceous oil prospect in Douala Basin
Gross Mean Unrisked Resources in Excess of 100 MMBoe
WI 47%, NRI 35%
Well Summary
Water depth: 85 ft.
Total planned depth: 13,100 ft.
Prospect Characteristics
Multiple Upper Cretaceous targets
Primary risk: reservoir quality
4-way dip closed structure
Geologic chance of success 20-25%
Results Anticipated in 3Q 2015
NBL Interests
Producing
Discovery
Exploration
Alba
Equatorial Guinea
Alen
Aseng
Cheetah Prospect
Cameroon
Cheetah
Note: image represents one of multiple potential sand intervals
15 NBL

Eastern Mediterranean
World-class discoveries with world-class opportunities
Over 40 Tcf Gross Resources
Discovered
Outstanding Operational Performance from Tamar
Averaging 750 MMcf/d since startup
Generating strong cash flow to support future projects
Significant Domestic and Regional
Gas Demand
Working with Gov’t of Israel on
Roadmap to Sanction Developments
Regulatory clarity / fiscal stability
Material Remaining Exploration Potential
NBL Interests
Producing
Discovery
Cyprus 70% WI
Tamar 36% WI
Leviathan 40% WI
Tamar SW
36% WI
Tel Aviv
Ashdod
AOT
47% WI
Israel
Egypt
16
NBL

10 Tcf Tamar Field
Supplying growing domestic and regional demand
Outstanding Operational Performance
Near 100% facility uptime
Current deliverability capacity of over 1.1 Bcf/d
Averaged 750 MMcf/d since startup
Onshore AOT Compression Project on Schedule
Mid-2015 startup
Provides additional peak gas capacity
Additional Expansion of Deliverability
Requires Regulatory Certainty
Supported by domestic and regional export customers
Includes Tamar SW development
17
NBL

Best-In-Class Exploration Results
Historical exploration success rate and discovery costs
Overall Success Rate
Commercial Success Rate
Success Rate
80%
60%
40%
20%
0%
Noble
Kosmos
Statoil
Eni
Tullow Oil
Murphy Oil
Marathon
RWE Dea
Hess
ExxonMobil
OMV
Pioneer
Chevron
PETRONAS
Apache
Total
Shell
BP
Anadarko
Santos
BG
Lundin
Occidental
Maersk
Premier Oil
Cairn Energy
Wintershall
Conoco
Woodside
BHP Billiton
Repsol
INPEX
Talisman
Petrobras
EOG
Devon
Chesapeake
10-Year
5-Year
Discovery Cost ($/Boe)
$6
$5
$4
$3
$2
$1
$0
Noble
Pioneer
Anadarko
Chesapeake
EOG
Eni
ExxonMobil
BG
Chevron
Occidental
Petrobras
Total
Conoco
Santos
Shell
Tullow
Devon
Apache
Murphy Oil
Marathon
Repsol
Hess
Statoil
PETRONAS
Woodside
BP
RWE Dea
OMV
Kosmos
Talisman
Lundin
Cairn
Wintershall
Maersk
INPEX
Premier Oil
BHP Billiton
18
NBL
Source: Wood Mackenzie

Falkland Islands
New frontier with significant prospectivity
Over 10 MM Gross Acres
North Basin - operated with 75% WI
South Basin - operated with 35% WI
Multi-billion barrel gross unrisked resource potential
2,500 sq. miles 3D seismic acquired to date
Similar Geologic Plays to West Africa
Initial Operated Prospect to Spud by End of 2Q15
Humpback, one of multiple stacked fan prospects
Acquisition of Rhea Acreage
De-risked by nearby multiple discoveries including 400+ MMBoe Sea Lion
~ 250 MMBo prospect to spud by the end of 2015
Sea Lion Discovery
Rhea
North Basin
Falkland Islands
Humpback
South Basin
Darwin Discovery
NBL Interests
Basin Floor Fan
Slope Fan
Tilted Fault Block
19
NBL

Noble Energy
Designed to succeed in any environment
Well-Balanced, Diversified Portfolio Provides Exceptional Optionality
Substantial proved reserves and unbooked resources
Crude oil and natural gas exposure
U.S. unconventional, global offshore and exploration
Disciplined and Prudent Investment Approach
Focus on retaining strength through the cycle
Strong Financial Capacity
Substantial existing liquidity
Commitment to investment grade rating
Proficient Organizational Capability
Onshore and offshore operations
Exploration and major project execution
20
NBL

Forward-looking Statements and Other Matters
This presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval; the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at http://www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.
NBL

Forward-looking Statements and Other Matters
The Securities and Exchange Commission requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We use certain terms in this presentation, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that also constitutes a prospectus of Noble Energy. Rosetta will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
Noble Energy, Rosetta, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. Additional information about Noble Energy’s executive officers and directors and Rosetta’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Rosetta using the contact information above.
NBL

NBL
ne
noble energy
Energizing the World,
Bettering People’s Lives®